Via Facsimile and U.S. Mail
Mail Stop 4720

July 10, 2009

Michael W. Bell
Executive Vice President and Chief Financial Officer
CIGNA Corporation
Two Liberty Place
Philadelphia, PA 19192

Re: CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-08323

Dear Mr. Bell:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Estimates, page 49

1. Regarding your sensitivity analysis for guaranteed minimum death benefits and guaranteed minimum income benefits, please revise your disclosure to clarify whether the changes shown are reasonably likely scenarios and how they were

determined to be reasonably likely. Please consider the significant changes in the key drivers that occurred in 2008 when making this determination. If they are not reasonably likely changes, then revise the disclosure to include what the reasonably likely changes would be.

Investment Assets, page 73

2. Please disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant